                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                  FORM 11-K

                  Annual Report Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934


  For the year ended December 31, 2001         Commission file number 0-13880


A.  Full title of the Plan

    ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      ENGINEERED SUPPORT SYSTEMS, INC.
                               201 EVANS LANE
                          ST. LOUIS, MISSOURI 63121
                               (314) 553-4000

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                         ENGINEERED SUPPORT SYSTEMS, INC.
                                         EMPLOYEE STOCK OWNERSHIP PLAN



Date: June 28, 2002                      /s/ Gary C. Gerhardt
      -------------                      -----------------------------------
                                         Gary C. Gerhardt
                                         Vice Chairman - Administration and
                                         Chief Financial Officer of
                                         Engineered Support Systems, Inc.
                                         and Member of the Administrative
                                         Committee of the Plan

                      Report of Independent Accountants


To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
June 28, 2002
St. Louis, Missouri

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                                      December 31
                                            ------------------------------
                                                2001               2000
                                            -----------        -----------
Assets:
Cash and cash equivalents                   $                  $   357,324

Investments, at fair value                   44,518,294         33,284,008

Employer contributions receivable             1,216,405            109,207
                                            -----------        -----------

Net Assets Available for Plan Benefits      $45,734,699        $33,750,539
                                            ===========        ===========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                                                  Year Ended December 31
                                                           -------------------------------------
                                                               2001                      2000
                                                           -----------               -----------
Additions:
Investment income:
  Net realized and unrealized gain on Engineered
    Support Systems, Inc. common stock                     $16,338,384               $ 7,705,932
  Net loss from common collective trusts                    (1,230,447)                 (335,646)
  Net loss from registered investment companies             (1,280,814)
  Interest and dividend income                                 420,501                    83,681
                                                           -----------               -----------
                                                            14,247,624                 7,453,967
                                                           -----------               -----------

Contributions:
  Participant                                                1,603,637                 1,564,795
  Employer                                                   1,564,691                 1,046,306
                                                           -----------               -----------
                                                             3,168,328                 2,611,101
                                                           -----------               -----------

Deductions:
  Benefits paid to participants                             (5,431,792)               (2,674,498)
  Interest expense                                                                       (41,397)
                                                           -----------               -----------
                  Total deductions                          (5,431,792)               (2,715,895)
                                                           -----------               -----------

                  Net increase                              11,984,160                 7,349,173

Net Assets Available for Plan
  Benefits at Beginning of Year                             33,750,539                26,401,366
                                                           -----------               -----------

Net Assets Available for Plan
  Benefits at End of Year                                  $45,734,699               $33,750,539
                                                           ===========               ===========


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

December 31, 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the Company) common stock are stated at fair value based on the last reported sales price on December 31, 2001 and 2000, respectively. Investments in registered investment companies, including the Dreyfus Premier Core Bond Fund-Class A, the Prudential Short-Term Corporate Bond Fund-Class A, the American Funds EuroPacific Growth Fund, the Alliance Growth & Income Fund-Class A, the Janus Twenty Fund, the Prudential Jennison Growth Fund-Class A, the Prudential Stock Index Fund-Class Z, the INVESCO Technology Fund-Investor Shares, the Franklin Small Cap Growth Fund II and the Prudential US Emerging Growth Fund-Class A, are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Investments in common collective trusts, including the Overseas Equity Portfolio (managed by Brandes Investment Partners), the Mid-Cap Value Portfolio (managed by Ariel Capital Management Inc.), the Small Company Growth Portfolio (managed by Credit Suisse Asset Management), the Large Company Value Portfolio (managed by Westwood Management Corporation), the Capital Growth Portfolio (managed by Montag & Caldwell), the Strategic Bond Portfolio (managed by Western Asset Management Company) and the Guaranteed Investment Contract Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Benefits.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Notes receivable, representing loans to participants, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period. Actual results could differ from these estimates.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc. and Engineered Electric Company, d/b/a Fermont. Eligible employees age 21 or older who have attained one year of service (90 days effective April 1, 2001) may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $10,500 for the years ended December 31, 2001 and 2000, respectively. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually.

Contributions under the Plan consist of the following:
1. The amount of the salary deferrals of all Plan participants (the employee contribution).

2. The Company's discretionary contribution (the employer discretionary contribution).

3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

All participant contributions are invested at the participant's discretion in the investment funds offered by the Plan and selected by the participant. Employee and employer contributions are 100% vested.

All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock.

The Plan allows participants to borrow from existing balances in their Plan investments. These loans are to be repaid with interest over a period not to exceed five years.

The Plan Administrator is Engineered Support Systems, Inc. acting through an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, Prudential Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 2001 or 2000.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

NOTE C - INVESTMENTS

The following schedule presents information regarding assets held for investments:


                                                             December 31, 2001                  December 31, 2000
                                                         --------------------------         ---------------------------
                                                         Fair Value         Cost            Fair Value         Cost
                                                         -----------    -----------         -----------     -----------
Engineered Support Systems, Inc.
   common stock, 707,162 and 793,583
   shares, respectively                                  $24,192,007    $ 5,349,529         $17,260,430     $ 5,006,819

Prudential Short-Term Corporate Bond
   Fund-Class A, 464,968 shares                            5,277,386      5,328,158

Alliance Growth & Income Fund-Class A,
   965,367 shares                                          3,465,667      3,638,182

Janus Twenty Fund, 67,733 shares                           2,605,007      3,113,701

Dreyfus Premier Core Bond Fund-Class A,
   160,526 shares                                          2,301,945      2,380,512

American Funds EuroPacific Growth Fund,
   76,041 shares                                           2,043,221      2,267,841

Franklin Small Cap Growth Fund II,
   179,992 shares                                          1,776,517      1,791,751

Prudential US Emerging Growth Fund-Class A,
   82,321 shares                                           1,240,578      1,349,207

Prudential Jennison Growth Fund-Class A,
   12,461 shares                                             182,175        180,309

Prudential Stock Index Fund-Class Z, 6,786
   shares                                                    173,374        173,496

INVESCO Technology Fund - Investor
   Shares, 1,633 shares                                       53,182         53,802

Capital Growth Portfolio, managed by
   Montag & Caldwell, 118,550 shares                                                          3,875,285       3,438,727

Overseas Equity Portfolio, managed by
   Brandes Investment Partners, 118,068
   shares                                                                                     2,806,719       2,014,326

Large Company Value Portfolio,
   managed by Westwood Management
   Corporation, 47,214 shares                                                                 2,416,673       2,512,547



Small Company Growth Portfolio,
   managed by Credit Suisse Asset
   Management, 29,577 shares                                                                  2,164,762       1,916,678

Guaranteed Investment Contract
   Portfolio, managed by Mitchell
   Hutchins Asset Management, 70,128
   shares                                                                                     1,695,777       1,479,752

Mid-Cap Value Portfolio, managed by
   Ariel Capital Management, Inc., 58,393
   shares                                                                                     1,342,625         944,494

Strategic Bond Portfolio, managed by
   Western Asset Management Company,
   56,904 shares                                                                                903,406         830,050

Notes receivable from participants with remaining
   maturities of 1 month to 5 years bearing interest
   rates ranging from 7.50% to 10.50% at December 31,
   2001 and from 8.75% to 10.50% at December 31, 2000      1,207,235      1,207,235             818,331         818,331
                                                         -----------    -----------         -----------     -----------

                           Total                         $44,518,294    $26,833,723         $33,284,008     $18,961,724
                                                         ===========    ===========         ===========     ===========

Engineered Support Systems, Inc. common stock includes both participant-directed and nonparticipant-directed investments. All other investments are solely participant-directed.

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticpant-directed investments, primarily all of which represent investments in Engineered Support Systems, Inc. common stock, is as follows:

                                                              Year Ended December 31
                                                        -----------------------------------
                                                            2001                    2000
                                                        -----------             -----------
Net Assets at Beginning of Year                         $11,046,956             $ 5,443,674
Contributions                                             1,564,691               1,046,306
Realized and unrealized gain                              7,116,492               4,947,283
Benefits paid to participants                            (2,731,381)               (348,910)
Interest expense                                                                    (41,397)
                                                        -----------             -----------
Net Assets at End of Year                               $16,996,758             $11,046,956
                                                        ===========             ===========


NOTE E - CHANGES IN THE PLAN

Effective April 1, 2001, the Plan was amended to provide eligibility for those employees age 21 or older who have attained ninety (90) days of service, formerly one year of service. In addition, Prudential Trust Company was named Plan trustee. Effective December 14, 2001, the Plan was amended to allow Plan participants with five (5) years of service as a participant to direct Company-contributed Engineered Support Systems, Inc. common stock into other investment choices within the Plan.

The Plan had pledged shares of the Company's common stock, purchased with bank loan proceeds, as collateral for the loan. During 2000, the bank loan was retired and the remaining 48,176 shares of the Company's common stock previously held as collateral were released to Plan participants.

NOTE F - INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated May 23, 2002 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2001, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

                                                                  2001               2000
                                                              -----------        -----------
Net assets available for benefits per the                     $45,734,699        $33,750,539
  financial statements
Amounts allocated to withdrawing participants                     (60,033)        (1,624,838)
                                                              -----------        -----------
Net assets available for benefits per the Form 5500           $45,674,666        $32,125,701
                                                              ===========        ===========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

Benefits paid to participants per the                         $ 5,431,792
  financial statements
Add: Amounts allocated to withdrawing                              60,033
  participants at December 31, 2001
Less: Amounts allocated to withdrawing                         (1,624,838)
  participants at December 31, 2000                           -----------
Benefits paid to participants per Form 5500                   $ 3,866,987
                                                              ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the respective Plan year ends, but not yet paid as of that date.

NOTE H - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2001 and 2000, the Plan held shares of Company common stock with a market value of $24,192,007 and $17,260,430, respectively. For the year ended December 31, 2001, the Plan purchased $1,764,084 and sold $11,627,292 of Company common stock. For the year ended December 31, 2000, the Plan purchased $261,888 and sold $245,721 of Company common stock.

Prudential Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Prudential, the Plan held $6,873,513 of investment funds and short-term investments at December 31, 2001.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

                                              Engineered Support Systems, Inc.
                                               Employee Stock Ownership Plan

                                                         Schedule I

                                          Schedule of Assets (Held at End of Year)

                                                  As of December 31, 2001

(a)      (b)  Identity of Issuer                     (c) Description of Asset             (d) Cost       (e) Current Value
---------------------------------------------------------------------------------------------------------------------------
 *       Engineered Support Systems, Inc.            Common Stock $.01 par value         $5,349,529          $24,192,007

 *       Prudential Short-Term Corporate             Short-term bond mutual fund
           Bond Fund-Class A                                                              5,328,158            5,277,386

         Alliance Growth & Income Fund-              Large-cap value equity mutual
           Class A                                     fund                               3,638,182            3,465,667

         Janus Twenty Fund                           Large-cap growth equity mutual
                                                       fund                               3,113,701            2,605,007

         Dreyfus Premier Core Bond                   Intermediate-term bond mutual
           Fund - Class A                              fund                               2,380,512            2,301,945

         American Funds EuroPacific                  Non-U.S. equity mutual fund
           Growth Fund                                                                    2,267,841            2,043,221

         Franklin Small Cap Growth                   Small-cap growth equity fund
           Fund II                                                                        1,791,751            1,776,517

 *       Prudential US Emerging Growth               Mid-cap growth equity mutual
           Fund-Class A                                fund                               1,349,207            1,240,578

 *       Prudential Jennison Growth Fund-            Large-cap growth equity mutual
           Class A                                     fund                                 180,309              182,175

 *       Prudential Stock Index Fund-Class Z         Large-cap blend equity mutual
                                                       Fund                                 173,496              173,374

         INVESCO Technology Fund -                   Technology equity mutual fund
           Investor Shares                                                                   53,802               53,182

         Participant Loans                           Loans to Plan participants bearing
                                                       interest rates from 7.50% to
                                                       10.50% with remaining maturities
                                                       of 1 month to 5 years              1,207,235            1,207,235

* Investments represent allowable transactions with a party-in-interest.

                                                         Engineered Support
                                                    Employee Stock Ownership Plan

                                                             Schedule II

                                               Schedule of Reportable Transactions (1)

                                                    Year Ended December 31, 2001


                                                                           (f) Expense                (h) Current value    (i) Net
(a) Identity of    (b) Description  (c) Purchase  (d) Selling  (e) Lease   incurred with   (g) Cost      of asset on       gain or
 party involved        of asset         price        price       rental     transaction    of asset    transaction date    (loss)
-----------------------------------------------------------------------------------------------------------------------------------

Transaction:

Engineered         Common stock,     $        -   $1,988,934   $        -   $        -    $  436,050     $1,988,934      $1,552,884
Support            $.01 par value
Systems, Inc.      per share

Series of
Transactions:

Engineered         Common stock,     $1,764,084   $        -   $        -   $        -    $1,764,084     $1,764,084      $        -
Support            $.01 par value
Systems, Inc.      per share

Engineered         Common stock,     $        -   $9,638,358   $        -   $        -    $1,396,726     $9,638,358      $8,241,632
Support            $.01 par value
Systems, Inc.      per share

(1) Transactions or series of transaction in excess of five percent of the current value of the Plan's assets as of the beginning of the Plan Year. As defined in 29 CFR Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-14504) of Engineered Support Systems, Inc. of our report dated June 28, 2002 relating to the financial statements and supplemental schedules of Engineered Support Systems, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
July 1, 2002